Exhibit 99.1

Globant to Acquire Avanxo to Expand Digital and

Cognitive Transformation Expertise

The Company Announced this Acquisition to Keep Bringing Globant's Native Digital Culture to Corporate Process Optimization and to Continue Expanding its Cloud Implementation Solutions

Luxembourg – January 18, 2019: Globant (NYSE: GLOB), a digitally native technology services company, today announced it has entered into a binding agreement to acquire Avanxo, a leading cloud transformation company with presence in the United States, Brazil, Mexico, Colombia, Peru and Argentina. Subject to completion of certain requirements set forth in the purchase agreement, the transaction is expected to close in February 2019.

With this acquisition, Globant continues to focus its capabilities in creating digital experiences for large organizations worldwide, expanding its broad expertise in corporate process optimization and cloud technologies.

“Avanxo shares our vision on how to deliver profound digital and cognitive transformations for the most demanding customers. With Avanxo, we’ll broaden our transformation approach as we keep bringing our digital culture to optimize our customers’ corporate processes”, explains Martin Migoya, Globant CEO and Co-founder. “We have found an amazing team that complements our model, and we are confident that this acquisition will help us propel our positioning as leaders in the digital and cognitive arena.”

“With Avanxo, we are expanding our service offering along with the key partnerships Avanxo holds with Salesforce, Amazon Web Services, Google and Informatica,” added Martín Umaran, Globant Chief of Staff and Co-founder.

Avanxo pioneered the Cloud System Integration market in Latin America and received widespread recognition for its expertise and ability to drive customer success. Avanxo was recognized as a most valuable partner and became the first independent Platinum Consulting Partner of Salesforce in Latin America. The company is an Advanced Consulting and MSP Certified Partner of Amazon Web Services, and has consistently been recognized by leading publications such as Talkin’ Cloud, CIO Review, CIO Application, Forrester Research and others. The company has 310 IT professionals exceptionally skilled in cloud capabilities and working for renowned brands such as ABInBev, Sulamerica, Ecopetrol, Sika, Allianz, Terpel, Samsung, La Meridional, Audi Argentina, Sodimac and many others.

Diego Maldonado, Avanxo Founder and CEO, said: “We are thrilled to become part of the Globant team. Globant is a premier leader in digital and cognitive transformations, recognized worldwide for its ability to incorporate cloud into its deliverables to enhance customer experience and success. Globant shares our core values focused on talent development, employee satisfaction, close alignment with our partners, and customer success. By joining Globant, we will be able to broadly expand our capabilities and provide a vehicle for growth for our employees and our partners.”

About Globant

We are a digitally native company where innovation, design and engineering meet scale. We use the latest technologies in the digital and cognitive field to empower your organization in every aspect.

●    Globant has more than 7,800 professionals and we are present in 13 countries working for companies like LinkedIn, BBVA, EA, and Coca Cola, among others.

●    We were named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape report (2016 and 2017)

●    We were also featured as a business case study at Harvard, MIT, and Stanford.

For more information, visit www.globant.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The expectations related to the businesses of Globant and Avanxo may differ from their actual results and consequently, you should not rely on these forward looking statements as predictions of future events. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These forward-looking statements include, without limitation, expectations with respect to future performance, the satisfaction of the closing conditions to the proposed transaction and the timing of the completion of the proposed transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of Globant and Avanxo and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the share purchase agreement, (2) the ability to recognize the anticipated benefits of the proposed transaction, (3) costs related to the proposed transaction, (4) changes in applicable laws or regulations, (5) the demand for Avanxo’s services together with the possibility that Avanxo may be adversely affected by other economic, business, and/or competitive factors; and (6) other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the Securities and Exchange Commission.

Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier).

Contact

Megan Felz

Account Manager

Walker Sands

megan.felz@walkersands.com

213.9664.9111